2-28-02

02027424

SEC MAIL RECEIVED PROCESSING
MAY 07 2002
WASH. D.C. 152 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Gracechurch Card Funding (No. 1) PLC
(Exact name of Registrant as specified in its charter)

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54 Lombard Street,
London EC3P 3AH
United Kingdom
44-171-699-5000

(Address of Principal Executive Office)

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

P

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29th March, 2002

GRACECHURCH CARD FUNDING (NO. 1) PLC

P. S. Crook

Name: Peter S Crook
Title: Director